UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-31240

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF NEWMONT

(Title of Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

6363 South Fiddler’s Green Circle

Greenwood Village, Colorado 80111

(Principal Executive Office)

Newmont

Retirement Savings Plan of Newmont

Financial Statements at December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 and Supplemental Schedule at December 31, 2013.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Retirement Savings Plan of Newmont

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of Newmont (the “Plan”) at December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Causey Demgen & Moore P.C.

Causey Demgen & Moore P.C.

Denver, Colorado

June 30, 2014

Newmont

Retirement Savings Plan of Newmont

Statements of Net Assets Available for Benefits

	At December 31,
	2013	2012
Assets
Investments, at fair value:
Investments in collective trusts	$325,871,749	$—
Investments in registered investment companies	54,005,116	337,576,858
Investments in employer stock	31,746,970	64,594,875

Total investments, at fair value	411,623,835	402,171,733
Receivables:
Employer contributions	353,380	88
Participant contributions	661,939	653
Notes receivable from participants	11,911,294	13,018,200

Total receivables	12,926,613	13,018,941

Net assets available for benefits	$424,550,448	$415,190,674

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan of Newmont

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions to net assets attributed to:
Investment income
Dividend income, common stock	$1,771,892	$1,856,080
Dividend income, registered investment companies	2,360,823	7,037,473
Net appreciation in the fair value of investments (Notes 2 and 3)	19,623,241	9,199,129
Other additions	11,437	161,738

Net investment income	23,767,393	18,254,420

Interest income on notes receivable from participants	527,522	537,895

Contributions (Note 1)
Employer, net of forfeitures applied	17,932,454	19,312,635
Participant	27,396,979	27,451,875
Rollover	1,101,670	2,404,781

Total contributions	46,431,103	49,169,291

Total additions	70,726,018	67,961,606

Deductions from net assets attributed to:
Payment of benefits	(60,940,740)	(34,830,927)
Administrative and other expenses	(371,246)	(287,505)
Total deductions	(61,311,986)	(35,118,432)

Increase in net assets before net transfers	9,414,032	32,843,174

Transfers
Transfers in from Retirement Savings Plan for Employees of Newmont	955,857	1,232,273
Transfers out to Retirement Savings Plan for Employees of Newmont	(1,010,115)	(300,828)

Net transfers	(54,258)	931,445

Increase in net assets	9,359,774	33,774,619
Net assets available for benefits at beginning of year	415,190,674	381,416,055

Net assets available for benefits at end of year	$424,550,448	$415,190,674

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan

The following description of the Retirement Savings Plan of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective July 1, 1973 by Newmont Mining Corporation and its affiliates (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(a) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 2013, the Plan was amended and restated. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Effective September 1, 2013, the Trustee for the Plan changed to Fidelity Management Trust Company from The Vanguard Fiduciary Trust Company, a member of the Vanguard Group, Inc. As a result of the change in Trustee, the recordkeeping, investment management services and assets of the Plan transferred to Fidelity Management Trust Company.

The Plan is administered by the Administration Committee. The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. Newmont USA Limited, a delegate of the Company, appoints members of the Investment Committee and the Investment Committee reviews and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Employees are eligible to participate in the Plan after performing one hour of service. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $17,500 and $17,000 on a pre-tax basis for the 2013 and 2012 Plan years, respectively. The Plan allows for Roth contributions, which are after-tax contributions tracked in a separate account, but subject to the same limitations set forth above.

The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Through August 31, 2013, participant’s contributions were matched by the Company in Company common stock, with the number of Company shares contributed based on the market price at the date of contribution. Effective September 1, 2013 all matching contributions were made in cash and the Company stock fund was frozen and no further investments in Company stock are allowed. Total matching contributions were limited to a maximum of $12,000 per participant for 2013 and 2012. Participants are allowed to divest their Company common stock at any time.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contribution in the Plan for 2013 and 2012 was $5,500.

In addition, the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $51,000 and $50,000 in 2013 and 2012, respectively or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined to include participant’s contributions; the Company’s matching contributions and retirement contributions.

Hourly non-union employees receive an additional retirement Company contribution to the participant’s Retirement Contribution Account equal to an amount determined by the Company. Retirement contributions are subject to and included with the contribution limit, as described above. Retirement contributions are participant directed.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2013 and 2012

Vesting

Participants are fully vested in their contributions and are vested in employer matching contributions and, with respect to hourly non-union employees, retirement contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability or retirement. Terminated participants are subject to the vesting schedule in place at the time of their termination of employment with the Company.

Non-vested balances of employees who terminate are forfeited and used to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan. Unallocated forfeited balances amounted to $1,088,489 and $1,785,995 at December 31, 2013 and 2012, respectively.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives. With respect to participant contributions, participants prior to September 1, 2013 could not elect to increase their investments in Company stock in excess of 20% of an individual participant’s account balance. Effective September 1, 2013 future investments in Company stock are not offered as an option.

Payment of Benefits, Withdrawals and Transfers

At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $1,000 or less are required to roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances in excess of $1,000 may choose to leave their account balances in the Plan.

In order to facilitate efficient Plan administration and disclosure, the Plan permits the automatic transfer of accounts held under the Plan to the Retirement Savings Plan for Hourly Rated Employees of Newmont and any other defined contribution plan maintained by the Company or its controlled group members when a participant becomes an active participant in such other plan.

Notes Receivable from Participants

Participants may borrow from their individual plan account, with a minimum amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is the prime rate in effect at the time the loan is taken plus one percent and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested and non-forfeitable.

2.	Significant Accounting Principles

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2013 and 2012

Valuation of Investments

All of the Plan’s investments are maintained in registered investment companies, collective trusts and a Company stock fund, which are valued using quoted market prices from the respective securities’ principal active exchange or at net asset value. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment gain (loss) as reflected in the Statements of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document. These notes have interest rates ranging from 4.25% to 9.25% and mature from January 2014 through July 2028.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of registered investment companies, collective trusts and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Payments of Benefits

Payments of benefits are recorded when paid.

Plan Expenses

Administrative expenses on behalf of the Plan are paid through the use of forfeitures and by the Company.

Administrative expenses include recordkeeping fees, trustee fees, audit fees, account maintenance fees and legal fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee.

Plan-related expenses of $0 and $1,539 were paid by the Company for the years ended December 31, 2013 and 2012, respectively.

3.	Investments

Plan participants have the following investment options: Spartan® 500 Index Fund - Fidelity Advantage Class, Spartan® Extended Market Index Fund - Fidelity Advantage Class, Spartan® Small Cap Index Fund - Fidelity Advantage Class, Harbor International Fund Institutional Class, Spartan® Global ex U.S. Index Fund - Fidelity Advantage Class, Fidelity® Money Market Trust Retirement Money Market Portfolio, Spartan® U.S. Bond Index Fund - Fidelity Advantage Class, Russell Equity I Fund, Russell Small Cap Fund, Russell Multi-Manager Bond Fund, Russell Emerging Markets Fund, BlackRock LifePath® Index 2015 Fund Q, BlackRock LifePath® Index 2020 Fund Q, BlackRock LifePath® Index 2025 Fund Q, BlackRock LifePath® Index 2030 Fund Q, BlackRock LifePath® Index 2035 Fund Q, BlackRock LifePath® Index 2040 Fund Q, BlackRock LifePath® Index 2045 Fund Q, BlackRock LifePath® Index 2050 Fund Q, BlackRock LifePath® Index 2055 Fund Q, BlackRock LifePath® Index Retirement Fund Q, and Principal Diversified Real Asset Fund Institutional Class. Participants are able to allocate and reallocate account balances among these funds on a daily basis. All investments are participant directed.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2013 and 2012

The fair value of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2013 and 2012, respectively, were as follows:

2013
Collective Trust Funds
BlackRock LifePath® Index 2015 Fund Q	$26,580,135
BlackRock LifePath® Index 2020 Fund Q	63,903,350
BlackRock LifePath® Index 2025 Fund Q	76,188,798
BlackRock LifePath® Index 2030 Fund Q	53,237,872
BlackRock LifePath® Index 2035 Fund Q	39,493,377
BlackRock LifePath® Index 2040 Fund Q	20,690,841
Investment Funds
Newmont Mining Stock Fund	31,746,970

2012
Investment Funds
Vanguard Institutional Index Fund	$48,018,243
Vanguard Prime Money Market Fund	57,972,305
Vanguard Total Bond Market Index Fund Investor Shares	33,808,587
Vanguard Wellington Fund Admiral Shares	20,778,277
Newmont Mining Stock Fund	64,594,875

The reconciliation of net appreciation (depreciation) in fair value of the Plan’s investments at December 31, 2013 and 2012, respectively, were as follows:

	2013	2012
Net realized (loss) on sale of assets, common stock	$(21,837,500)	$(1,782,803)
Net realized gain on sale of registered investment companies	27,825,484	2,951,380
Net realized gain on sale of collective trusts	2,864,233	—
Unrealized (depreciation) of assets, common stock	(11,796,537)	(15,518,694)
Unrealized appreciation of registered investment companies	1,810,475	23,549,246
Unrealized appreciation of collective trusts	20,757,086	—

Net appreciation in fair value of the Plan’s investments	$19,623,241	$9,199,129

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2013 and 2012

4.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Investments in registered investment companies: Valued at its year end quoted market price.

Investments in collective trusts: Investments in common/collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments. The common collective trust has no unfunded commitments as of December 31, 2013, and can be redeemed daily with no redemption notice period or other redemption restrictions.

Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus uninvested cash position).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2013:

	Assets at Fair Value at December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Large cap blend funds	$13,665,031	$—	$—	$13,665,031
Mid cap blend funds	10,929,597	—	—	10,929,597
Small cap blend funds	5,144,559	—	—	5,144,559
International blend funds	8,404,203	—	—	8,404,203
Money market funds	12,306,672	—	—	12,306,672
Fixed Income	3,555,054	—	—	3,555,054
Total registered investment companies	54,005,116	—	—	54,005,116

Collective trust funds:
Large cap	—	2,919,080	—	2,919,080
Small Cap	—	856,121	—	856,121
Fixed income	—	808,204	—	808,204
International	—	1,169,280	—	1,169,280
Blended	—	318,905,622	—	318,905,622
Other	—	1,213,442	—	1,213,442

Total collective trust funds	—	325,871,749	—	325,871,749
Employer stock	31,746,970	—	—	31,746,970

	$85,752,086	$325,871,749	$—	$411,623,835

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2012:

	Assets at Fair Value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Large cap blend funds	$48,018,243	$—	$—	$48,018,243
Mid cap blend funds	11,551,592	—	—	11,551,592
Small cap blend funds	12,771,776	—	—	12,771,776
International blend funds	6,819,482	—	—	6,819,482
Large cap growth funds	9,669,709	—	—	9,669,709
Mid cap growth funds	16,799,822	—	—	16,799,822
International growth funds	23,042,172	—	—	23,042,172
Large cap value funds	12,328,118	—	—	12,328,118
Balanced funds	104,795,052	—	—	104,795,052
Money market funds	57,972,305	—	—	57,972,305
Intermediate term bond funds	33,808,587	—	—	33,808,587

Total registered investment companies	337,576,858	—	—	337,576,858
Employer stock	64,594,875	—	—	64,594,875

	$402,171,733	$—	$—	$402,171,733

5.	Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on March 4, 2014. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that at December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2010.

Retirement Savings Plan of Newmont

Notes to Financial Statements

December 31, 2013 and 2012

6.	Related Party Transactions

During the year ended December 31, 2012 and until August 31, 2013, The Vanguard Fiduciary Trust Company acted as Trustee for investments defined in the plan.

Effective September 1, 2013 the Fidelity Management Trust Company acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees paid by the Trust for Trustee services were $225,441 and $175,470 for the years ended December 31, 2013 and 2012, respectively.

7.	Subsequent Events

The Company has evaluated events subsequent to December 31, 2013. There have been no material events noted which would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure.

Newmont

Retirement Savings Plan of Newmont

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

EIN # 13-2526632; Plan Number 005

	Cost	Current Value Year Ended December 31, 2013
Investment Funds:
*Spartan® 500 Index Fund - Fidelity Advantage Class	**	$13,665,031
*Spartan® Extended Market Index Fund - Fidelity Advantage Class	**	10,929,597
*Spartan® Small Cap Index Fund - Fidelity Advantage Class	**	5,144,559
Harbor International Fund Institutional Class	**	5,952,252
*Spartan® Global ex U.S. Index Fund - Fidelity Advantage Class	**	2,451,951
*Fidelity® Money Market Trust Retirement Money Market Portfolio	**	12,306,672
*Spartan® U.S. Bond Index Fund - Fidelity Advantage Class	**	3,555,054

Collective Trust Funds:
Russell Equity I Fund	**	2,919,080
Russell Small Cap Fund	**	856,121
Russell Multi-Manager Bond Fund	**	808,204
Russell Emerging Markets Fund	**	1,169,280
BlackRock LifePath® Index 2015 Fund Q	**	26,580,135
BlackRock LifePath® Index 2020 Fund Q	**	63,903,350
BlackRock LifePath® Index 2025 Fund Q	**	76,188,798
BlackRock LifePath® Index 2030 Fund Q	**	53,237,872
BlackRock LifePath® Index 2035 Fund Q	**	39,493,377
BlackRock LifePath® Index 2040 Fund Q	**	20,690,841
BlackRock LifePath® Index 2045 Fund Q	**	13,371,108
BlackRock LifePath® Index 2050 Fund Q	**	9,893,750
BlackRock LifePath® Index 2055 Fund Q	**	4,211,346
BlackRock LifePath® Index Retirement Fund Q	**	11,335,045
Principal Diversified Real Asset Fund Institutional Class	**	1,213,442

		379,876,865

Employer Stock:
*Newmont Mining Stock Fund	**	31,746,970

*Participant Loans (a):
Interest rates ranging from 4.25% to 9.25%, maturing from January 2014 through July 2028	—	11,911,294

Total		$423,535,129

*	Represents a party-in-interest
**	Cost omitted for participant-directed investments.
(a)	The interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan of Newmont
Date: June 30, 2014
/s/ Chris Howson
Chris Howson, Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Causey Demgen & Moore P.C.